SOPHiA GENETICS™

Letter to Shareholders

Dr. Jurgi Camblong
Co-Founder and CEO

March 15, 2022

Dear Fellow Shareholders,

2021 was a tremendous and unforgettable year for SOPHiA GENETICS, as we made meaningful strides across our strategic objectives during our first fiscal year as a publicly traded company. I am immensely proud of our progress, which we believe directly reflects our continued ability to execute our vision, and I am thoroughly excited by the opportunities that lie ahead. We have come a long way since 2011 from just a handful of people in a 10 square meter room with a vision to democratize and drive the adoption of data-driven medicine. Flash forward to the present where SOPHiA has expanded globally with over 500 employees, offices across three countries, a broad network of customers who have adopted our platform, and world-class R&D capabilities all supporting our mission of bringing that vision to life. Thank you to all the SOPHiA employees for their hard work and dedication. Without them, it is safe to say none of this would be possible.

While we have achieved many milestones in 2021, it has not been without its challenges. The continued impact of the COVID-19 pandemic has disrupted daily life and the global economy. However, we have adapted our business accordingly and introduced a COVID-19 solution and pipeline application to help support our customers and the world in the fight against COVID-19, demonstrating our resilience and innovation as a company and the flexibility of our network.

The six strategic pillars we continue to highlight remain at the forefront of SOPHiA’s focus to drive long-term growth and value creation for our customers, partners, and shareholders. We are encouraged by and as confident as ever about the strategic path that we have embarked on as a newly public company, and I am both proud and excited to share with you our progress to date.

New Customer Adoption

Healthcare institutions continue to choose SOPHiA as their trusted cloud-based analytics platform to accelerate their innovation with data-driven medicine. We finished 2021 off strong with a total of 791 customers across more than 70 countries. One of our primary focuses has been on growing the adoption of our platform in the U.S. market, which we firmly believe represents a massive but underpenetrated opportunity. I am thrilled to announce that we signed a total of 7 new logos in the U.S this year with prominent institutions and have additionally seen commensurate momentum in other regions in the world. We are incredibly excited and encouraged by the size and scale of our new customer relationships. The scope of the opportunity that lies ahead requires the right leaders to help guide us. For that reason, we have brought on Ken Freedman as the new Chief Revenue Officer to lead our global clinical sales efforts. The executive team is thrilled to have Ken, who has the deep knowledge and experience to help lead us in the next phase of our growth.

Increasing Utilization Within Our Existing Customer Base

We employ a “land and expand” commercial model that is focused on first winning new customers, and then driving greater utilization of our solution by those customers by continuously demonstrating the value of our platform. Once we have secured a customer, we continue to build trust and help that customer scale their usage and the insights they are able to derive from our network. We also leverage our initial entry point with our customers to expand our coverage to additional clinician users and departments within that institution. We are excited with the momentum we see with users continuing to increase their utilization after experiencing the value of SOPHiA’s platform. We ended the year with over 240,000 analyses conducted on our platform across a recurring user base of more than 380 platform customers.

Driving Further Innovation On The Platform

As a team we are energized about the opportunities ahead and our progress in creating and growing the capabilities of SOPHiA DDM. A crucial part of SOPHiA’s story is driving innovation across our product offerings. We are continuing to invest in scientific innovation to land new customers and bring new, high-impact applications to our customers through frequent updates to our platform. This year saw approximately 30 exciting new product launches and expansions including HRD, OncoPortal, TSO500 to name a few.

In November, at RSNA, we announced the launch of an observational, clinical study called DEEP-Lung-IV which leverages machine learning algorithms that will also fuel landmark new offerings, such as CarePath, which is expected to be launched in 2022. The study leverages machine learning-enabled analysis of aggregated real-world multimodal data to identify and validate predictive signatures associated with responses to immunotherapy and prognosis of patients with metastatic stage IV non-small cell lung cancer. Such signatures can support clinicians in their decision-making, including identifying patients who are likely to benefit from immunotherapy, stratifying patients according to risk, and making more informed treatment decisions for their patients. The derived insights also can support biopharma companies in selecting the right patients for the right clinical trials. The data we have previewed has been promising, and we look forward to updating you on this front.

Developing Key Partnerships

We have achieved considerable momentum in signing key partnerships with premier leaders in our industry that further enable our customer bases to generate actionable insights. In July, we signed a letter of intent with GE Healthcare, and we have now executed a final Master Alliance Agreement. Under this agreement, we will be working together with GE on a variety of commercial opportunities and collaborating on different initiatives and projects in the fields of digital oncology and radiogenomic analysis. Our partnership with GE continues to evolve. We’re currently working together on a new statement of work to begin developing the software infrastructure that will enable the bi-directional exchange of data between GE’s Edison platform and the SOPHiA DDM platform to generate even more powerful analysis and insights to support clinical and biopharma customers.

We intend to pursue more alliances because we strongly believe that relationships like the one with GE will allow us to accelerate our vision and growth even faster. Through strategic collaborations, we believe we will be able to spark innovation, more quickly increase the size and scale of our network, connect with a larger volume of data, and offer more capabilities than we would be able to provide individually.

BioPharma Strategy Expansion

As SOPHiA continues to deliver for our clinical clients and increase the size of our network, we believe ourselves to be even better positioned to service the biopharma market. We believe these opportunities are intrinsically tied, as success in one market will drive further success in the other. For example, we have seen great traction in the important segment of Homologous Recombination Deficiency, or HRD, testing in clinical markets, which is in turn helping drive additional opportunities with biopharma customers. We recently signed an agreement with AstraZeneca to partner on expanding access to in-house HRD testing across European labs and institutions. As SOPHiA continues to innovate in the clinical market and expand our network, we see additional opportunities to pursue similar partnerships with biopharma customers going forward. Given the many exciting opportunities that lie ahead, we are continuing to invest heavily in our biopharma team, and to head our efforts in the biopharma space, we recently brought on Peter Casasanto as Chief BioPharma Officer. Peter’s expertise and more than 15 years of industry experience make him a fantastic addition as we continue building out and scaling our biopharma strategy.

Exceling Operationally Within SOPHiA

Our final strategic pillar places a large focus on exceling at every level within SOPHiA operationally, and firmly believe we have built a good foundation to continue to improve efficiency and execute our near-term strategic and operational plans. We will continue to selectively invest in our business to drive growth organically and inorganically.

I am immensely proud of what we have accomplished at SOPHiA in 2021. There are a lot of exciting things yet to come, and I look forward to sharing them with you in the months and years ahead. Thank you for your confidence and unwavering support as we continue this ambitious journey to democratize data-driven medicine.

Sincerely,

Dr. Jurgi Camblong

Co-Founder and Chief Executive Officer

SOPHiA GENETICS